UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Advanced Cell Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90206N 10 2

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).2

CUSIP No. 90206N 10 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Augustine Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,911,118

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,911,118

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,911,118

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90206N 10 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Augustine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,911,118

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,911,118

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,911,118

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90206N 10 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) John T. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,911,118

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,911,118

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,911,118

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90206N 10 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Brian D. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,911,118

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,911,118

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,911,118

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90206N 10 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Thomas F. Duszynski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,911,118

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,911,118

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,911,118

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) IN

Item 4.	Ownership

Augustine Fund, L.P.  (“Augustine Fund”) may be deemed to share power to vote and dispose of the shares owned of record with its general partner Augustine Capital Management (“Augustine Capital”) and with the controlling members, directors and officers of Augustine Capital: John T. Porter, Brian D. Porter and Thomas F. Duszynski.

(a)

Amount beneficially owned:

The Group Members beneficially own 1,146,412 shares of the Common Stock and have warrants to purchase 764,706 shares of the Common Stock (the “Warrants”).    The exercisability of the Warrants is restricted as noted in Item 4(b), below.

(b)

Percent of class:

The Group Members beneficially own 2.3% of the Common Stock, assuming full exercise of the Warrants.  The Warrants further provide that they may not be exercised if such exercise would result in the holder being deemed the beneficial owner of more than 9.9% of the then-outstanding shares of Common Stock.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,911,118
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,911,118

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 8.	Identification and Classification of Members of the Group
See Attached Exhibit A — Joint Filing Agreement

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    February 13, 2008

AUGUSTINE FUND, L.P.

By:	AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

By:	/s/ John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT, LLC

By:	/s/ John T. Porter
John T. Porter, President

/s/ John T. Porter
JOHN T. PORTER

/s/ Brian D. Porter
BRIAN D. PORTER

/s/ Thomas F. Duszynski
THOMAS F. DUSZYNSKI

EXHIBITA

JOINT FILING AGREEMENT

Pursuant to Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  February 13, 2008

AUGUSTINE FUND, L.P.

By:	AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

By:	/s/ John T. Porter
John T. Porter, President

AUGUSTINE CAPITAL MANAGEMENT, LLC

By:	/s/ John T. Porter
John T. Porter, President

/s/ John T. Porter
JOHN T. PORTER

/s/ Brian D. Porter
BRIAN D. PORTER

/s/ Thomas F. Duszynski
THOMAS F. DUSZYNSKI